

Mail Stop 3720

September 17, 2009

Via U.S. Mail and Fax 852 2121 3232

Mr. Tong Jilu
Chief Financial Officer
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen's Road Central
Hong Kong

> **RE:** **China Unicom (Hong Kong) Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 23, 2009**
> **File No. 001-15028**

Dear Mr. Jilu:

We have reviewed your filing and have the following comment. Please address the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

11. Subsidiaries, page F-68

1.   Under investments in subsidiaries you state "Unlisted equity investments, at cost" with a balance of RMB 159,761 million for the year ended December 31, 2008. It is unclear to us what this amount represents and where it is on the company's balance sheet as it appears all of the subsidiaries listed here are consolidated. Please clarify this for us and in future filings.

*   *   *   *

        Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding the comment. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director